Mail Stop 6010

June 8, 2005

Leland Nail
354 Industry Drive
Arotech Corporation
Auburn, Alabama 36832

      Re:	Arotech Corporation
      Registration Statements on Form S-3
      Filed May 16, 2005
      and Documents Incorporated by Reference
      File Nos. 333-124959 & 333-124961

Dear Mr. Nail:

	We have limited our review to selected portions of your registration statement, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3, File No. 333-124961
1. It appears that the shares you are attempting to register for resale have already been issued to the selling shareholders. If so, please revise the disclosure on the cover page and elsewhere, as appropriate. If not, please note that the shares can be registered for resale only after they are outstanding.





Exhibits
2. Please file as exhibits your agreements with FAAC shareholders after the January 2004 agreement. For example, we note the February
15, 2005 letter and the February 19, 2004 restated agreement mentioned in Exhibit 10.1.

General
3. Please supplementally confirm that you intend to file a new registration statement to register for resale the shares to be issued related to Section 4 of Exhibit 10.1.

Form 10-K for the fiscal year ended December 31, 2004

Management`s Discussion and Analysis, page 38

Adjusted EBITDA, page 50
4. As set forth in Item 10(e)(ii)(B) to Regulation S-K, a non-GAAP measure should not eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or where there was a similar charge or gain within the prior two years. Several of the adjustments presented in determining "adjusted
EBIDTA" do not appear to meet these criteria. Accordingly, you should revise to delete the disclosure of adjusted EBIDTA.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

5. We see that your company is headquartered in Alabama. We also see from the segment disclosure that more than 80% of your revenues for
2004 were derived in the United States and that majority of your assets also appear to be located in the United States. The Staff interprets Article 2 to Regulation S-X to require that the audit report on the financial statements of a domestic registrant to normally be rendered by an auditor licensed in the United States. Tell us why the audit report on the 2004 financial statements was not signed by a United States-based auditor. We may have further comment upon review of your response.

Statements of Changes in Stockholder`s Equity, page F-8

6. The statement appears to have various classification and typographical problems with respect to the presentation of "total comprehensive loss," "notes receivable from stockholders" and "accumulated other comprehensive loss" in both 2003 and 2004. For instance:
* The ending balances for "notes receivable from stockholders" and "accumulated other comprehensive loss" as of December 31, 2002, do not roll-forward to identically labeled columns as of January 1, 2003.
* Why are there opening balances for the item "total comprehensive loss" as of January 1, 2003 and January 1, 2004?
* Why are there no opening balances for "accumulated other comprehensive loss" as of January 1, 2003 and January 1, 2004?
* Why are adjustments for foreign currency translation presented under the "notes receivable from stockholders" column? Is this item not a component of total comprehensive loss (for each year) and accumulated comprehensive loss? There appears to be a similar classification issue with respect to the item "unrealized gain on available for sale marketable securities."
As well, the aforementioned captions do not roll forward to the balance sheet. For instance, the balance sheet amount identified as notes receivable from stockholders ($1,222,871 as of December 31,
2004) does not agree to the corresponding amount from the
statement
of changes in stockholders` equity ($372,355 as of December 31,
2004). Please revise as necessary to clarify the presentation.
Note 1 - General, page F-14
b. Restatement of previously issued financial statements, page F-
14
7. In a supplemental response, provide a full explanation of the restating adjustments. That response should fully explain how the transactions were originally accounted for, why that accounting was not correct, how the accounting was revised and why the revised accounting is appropriate in GAAP.
8. As a related matter, please expand to more clearly describe what was wrong with the original accounting and the bases in GAAP for the revisions. With respect to that disclosure please expand for the following:
* Clarify the nature of the "certain expenses" reclassified from general and administrative expenses to a deemed dividend. Also clarify why the revised accounting is appropriate in GAAP.
* Provide a detailed description of the nature of the errors identified in the valuation of the warrants granted in the litigation statement and in the amortization of debt discount associated with the beneficial conversion feature of the convertible debentures. What was wrong about the methods and assumptions applied in the original accounting? Also, disclose how you changed the methods and assumptions applied and disclose why you believe the revised accounting is appropriate in GAAP.
9. With respect to quarterly data, please expand to disclose "as reported" and "as adjusted amounts" for each quarter, including clear reconciliation between the original and adjusted balances.

c-e. Acquisitions, page F-16

10. As the aggregate amount assigned to goodwill resulting from your
acquisitions presented is significant in relation to the aggregate cost of the acquired entities, please revise to specifically identify and describe the factors that contributed to purchase prices producing this significant goodwill. Refer to paragraph 51(b) of
SFAS 141.   Additionally, please disclose the amount of goodwill
by
reportable segment as required by paragraph 52(c)(2) of SFAS 141. Form 10-K/A for the fiscal year ended December 31, 2004

Item 9A.  Controls and Procedures, page 1

11. We see that the principal executive officer and principal financial officer have concluded that the company`s disclosure controls and procedures are effective "except as otherwise described herein and below." Given the exceptions noted, it remains unclear whether these officers have concluded that disclosure controls and procedures are effective. Please revise to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified material weaknesses. Or, if true, you can state that given the identified matters, disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.


Form 10-Q for the quarter ended March 31, 2005

Changes in Internal Controls over Financial Reporting, page 40
12. In future filings, please correct the reference to "this
Annual
Report on Form    10-K."

Management`s Response to the Material Weakness, page 40
13. In future filings, please discuss in greater detail the corrective actions you have taken since December 31, 2004.

Form 8-K dated May 11, 2005

14. We note your use of the non-GAAP measure, "Adjusted EBITDA". In future filings, when using the non-GAAP measure please present, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP. Please note that a non-GAAP measure should not be prominently featured in the heading of your press release unless it includes the most directly comparable GAAP financial measure. In future filings, please also include a more substantive statement disclosing the reasons why you believe that the presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. That is, disclose why you believe that the non-GAAP measure "enhances overall understanding of [your] current financial performance." Refer to Item
10(e)(1)(i) of Regulation S-K. Show us how you plan to apply this comment to future filings.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kristen Lochhead at (202) 551-3364 or Gary
Todd
at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom
Jones
at (202) 551-3602 or me at (202) 551-3800 with any other
questions.
      Sincerely,


							Peggy Fisher
							Assistant Director

cc (via fax): Steven M. Skolnick, Esq.







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Leland Nail
Arotech Corporation
June 8, 2005
Page 7